

March 20, 2015

Chet Kapoor
Chief Executive Officer
Apigee Corporation
10 S. Almaden Blvd., 16th Floor
San Jose, California 95113

Re: **Apigee Corporation**
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted March 9, 2015
CIK No. 0001324772

Dear Mr. Kapoor:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our comments are to those provided in our letter dated February 24, 2015.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 63

1.   Based on your response to our comment 2 it remains unclear how cloud/subscription revenue arrangements and support services arrangements are similar types of services. It appears that subscription services provide different deliverables than support services (i.e., right to access your software and support). Further, the line item subscription and support has increased significantly over the reporting periods. In this regard, the amount and changes for each revenue stream would appear to be meaningful information for an investor. To the extent that either revenue stream is material, please revise your filing to

Chet Kapoor
Apigee Corporation
March 20, 2015
Page 2

separately disclose revenues from each of these types of services in accordance with ASC 280-10-50-40. Provide a summary of the amount recognized for each service.

Our Solution, page 93

2.   We refer to the disclosure added in this amendment regarding your "monthly apps," "monthly APIs," and "cumulative data processing volume." Please explain to us how you concluded it was appropriate to aggregate data from your (non-paying) Apigee Developer environment with the production environments of your paying customers in calculating these figures for the periods presented. In this regard, tell us whether management considers this data in the aggregate and/ or broken down by environment, as it appears that the two different data sets may offer different insights in evaluating your business.

Our Opportunity, page 95

3.   You disclose that your estimated total addressable market is $5.5 billion, calculated in part based on 19,246 companies with greater than $500 million in annual revenue as derived from third-party data. In this regard, and in light of disclosure elsewhere that you experienced 35% growth in your customer base from the end of fiscal year 2012 to the end of fiscal year 2014, please tell us what consideration you gave to disclosing your total number of customers at the end of each fiscal year presented as well as the current total number. It appears that such disclosure would assist potential investors in understanding your historical and current penetration of your estimated total addressable market.

        You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, the undersigned at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: David J. Segre
        Wilson Sonsini Goodrich & Rosati, P.C.